December 23, 2010

VIA EDGAR

Mr. Stephen G. Krikorian
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

cc:	Tamara Tangen, Staff Accountant (via facsimile and courier)
Christine E. Davis, Assistant Chief Accountant (via facsimile and courier)
Jan Woo, Staff Attorney (via facsimile and courier)
Maryse Mills-Apenteng, Special Counsel (via facsimile and courier)
Nancy Lurker, Chief Executive Officer – PDI, Inc.

Re:	PDI, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 000-24249

Dear Mr. Krikorian:

On behalf of PDI, Inc. (the “Company” or “PDI”), I am writing in response to the comment made by the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated November 15, 2010 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (“Form 10-K”).

For your convenience, the Staff’s comment is set forth below in bold and followed by our response thereto.

Morris Corporate Center 1, 300 Interpace Parkway, Parsippany, New Jersey 07054
       Phone: 862.207.7800 · Toll Free: 800.242.7494 · www.pdi-inc.com

Exhibits

1.
We have reviewed your response to prior comment 3 regarding the two agreements with one of your largest customers. We continue to believe that these agreements, which together comprise approximately 42% of your total revenue for the year ended December 31, 2009 and approximately 50% of your total revenue for the six months ended June 30, 2010, should be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. We specifically note that this item is not limited to contracts the loss of which would cause a company to experience a fundamental change in the nature or structure of the company’s business, nor does this item require that a contract relate to a major part of a registrant’s goods or services in order to meet the “substantial dependence” standard. As to your discussion of short-term contracts, we specifically note that one of these contracts is a multiple-year contract. Although we note that you have some flexibility to mitigate the loss of one or both of these agreements by reducing the size of your sales force, it is unclear how readily the company could replace the stream of revenue that is over twenty percent of the company’s revenue in each case. In light of the foregoing, we are unable to concur that PDI is not “substantially dependent” on these agreements and believe that they should be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:

We respectfully acknowledge the Staff’s comment regarding the Company’s “substantial dependence” on its contracts with its largest customers. In regards to this matter, our response letters dated July 14, 2010, September 2, 2010, and October 25, 2010 have enumerated why we continue to believe that we are not substantially dependent on these contracts and thus should not be required to file these agreements as exhibits to our Form 10-K in accordance with Item 601(b)(10)(ii)(B) of Regulation S-K. In summary these reasons are:

•	The loss of any material customer agreement would not cause the Company to undergo a fundamental change in the nature or structure of its business;

•	Turnover of significant customers and material customer agreements is the nature of our industry and our customer base has consistently evolved over the Company’s history;

•	Multiple agreements with any one customer are negotiated and executed independent of one another, thus the loss of one will not necessarily affect any existing agreement with that customer; and

•
Our business is structured to quickly and effectively adjust its resources and costs based on the demand of our services, thus minimizing the financial impact of a terminated or non-renewed customer agreement.

In addition, the major terms of our material customer agreements with our significant customers are consistent with the description of such terms already provided within our Form 10-K.

We understand that one of the purposes of Item 601(b)(10)(ii)(B) of Regulation S-K is to help protect investors by providing them with information to make informed investing decisions, and that the Securities Exchange Commission provides a mechanism by which sensitive information within significant contracts can be redacted from the publicly disclosed document. However, it is our belief that the mere filing of these contracts, despite the redaction of sensitive information, will put the Company at a significant competitive disadvantage and potentially cause unreasonable harm to the very shareholders the rule is designed to protect. Our reason for this position is as follows:

PDI is a provider of outsourced promotional services primarily to the pharmaceutical industry and competes with three major competitors, none of which are registrant’s required to abide by the rules and regulations of the Securities Exchange Commission, as PDI is required to. The largest part of the market in which we compete relates to business with major pharmaceutical companies such as our current and former significant customers. In general, these companies are extremely adverse to having their internal sales and marketing strategies and the tactics by which they employ these strategies, which includes details of the promotional services they purchase from outsourced service providers such as PDI, disclosed in a public manner for their own competitors to see. As we compete with our three major competitors over the business of these pharmaceutical customers, we will be at a significant competitive disadvantage if required to file these agreements while our competitors continue to keep these agreements confidential in their entirety. It is our strong belief that the mere disclosure of these agreements, even with substantial redaction, will be a determining factor detrimental to our ability to win new business and thus would substantially harm our shareholders.

Based on this perspective, in addition to the points made in our previous letters, it is our belief that PDI should not be required to file its material customer agreements pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me directly (phone: (862) 207-7832; facsimile: (862) 207-7899) if you have any further questions or concerns.

Yours truly,
/s/ Jeffrey E. Smith
Chief Financial Officer